Contact

www.linkedin.com/in/
sebastianbuiles (LinkedIn)

Top Skills

SQL
Stata
SAS

Languages

English (Native or Bilingual)
Spanish (Native or Bilingual)
Portuguese (Limited Working)
French (Limited Working)
Italian (Limited Working)

Sebastian Builes

Co-Founder and CEO at Arcum Partners
Atlanta

Summary

Latinx founder of Arcum Partners, an AI firm that develops machine learning models to help payments companies reduce merchant attrition. Prior to founding Arcum Partners, Sebastian was part of the finance team at EVO Payments, a consultant at a microeconomics firm, and a research assistant in the Department of Economics at Florida State University. Sebastian holds a master's degree in Applied Economics and a bachelor's degree in Economics and Political Science from Florida State University.

Experience

Arcum Partners
Co-Founder and CEO
June 2018 - Present (3 years 11 months)
Atlanta, Georgia

Arcum Partners is an analytics and technology firm focused on helping payments companies strengthen and rebuild their client relationships. By leveraging the power of data and combining it with our more than forty years of analytics experience, we can bring our clients a more in-depth view of their retention and pricing strategies.

Whether you are looking to identify clients at risk of leaving using machine learning, or create data-driven pricing strategies, Arcum Partners has the necessary tools to assist you through these complex questions.

EVO Payments, Inc.
Financial Analyst
August 2017 - April 2018 (9 months)
Atlanta, Georgia

• Managed portfolio of over 500k merchants worldwide and generated monthly analytics package for the executive management team to review trends across our markets

• Collected financial data to assist executive management with financial planning and analysis, budgeting and forecasting

• Oversaw pricing integrity initiatives that aimed at identifying potential revenue leakages and overpricing

• Developed logit models to predict and mitigate merchant attrition across our portfolios

Mather Economics
Consultant
August 2016 - July 2017 (1 year)
Atlanta, Georgia

Florida State University
Research Assistant
September 2014 - December 2016 (2 years 4 months)

Economics Department:

• With the assistance of Dr. Mikhail Demitriev, utilized macroeconomic data in order to create a dynamic factor model to be used as a leading indicator in order to identify turning points in commodity cycles

• Involved in the collection and management of financial data in order to research the relationship between returns on assets and financial leverage across publicly traded companies

• Assisted Dr. Mikhail Demitriev in the collection, management and coding of firm-level data across different industries in the United States in order to determine which sector, and firms are the most efficient with capital allocation during recessionary periods

Political Science Department:

• Assisted principal investigator Dr. Amanda Driscoll in the collection and coding of legislative proposals made by the executive, legislative and supreme courts of Latin America

• Researched motives for judicial reforms on courts, legal systems and inter-branch relations throughout Latin America

Education

Florida State University

Master’s Degree, Applied Economics · (2015 - 2016)

Florida State University

Bachelor’s Degree, Economics and Political Science · (2011 - 2015)